UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NuScale Power Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67079K 100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079K 100	Schedule 13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS IBK Securities Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,178,669 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,178,669 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178,669 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of (i) 1,945,313 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of the Issuer directly held by NuScale Korea Holdings LLC (“NuScale Korea”) and (ii) 233,356 shares of Class A Common Stock directly held by Next Tech 2 New Technology Investment Fund (“Next Tech 2”). IBKS is the sole general partner of IBKS SME Accelerating Private Equity Fund, which is, together with each of YJA SME M&A Private Equity Fund and Whale No.1 SME M&A Private Equity Fund, the member of NuScale Korea Ltd., which is the sole controlling person of NuScale Korea, with the indirect right to vote or dispose of the shares of Class A Common Stock held by NuScale Korea as a result of its indirect membership interest in NuScale Korea. In addition, IBKS is, together with BH Investment and Liberty Ltd., a co-general partner of Next Tech 2, with the right to vote or dispose of the shares of Class A Common Stock held by Next Tech 2.

(2)	Based on 76,775,508 shares of Class A Common Stock of the Issuer outstanding as of November 3, 2023, as reported in the Issuer’s Form 10-Q filed on November 9, 2023.

CUSIP No. 67079K 100	Schedule 13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

NuScale Power Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12725 SW 66th Avenue, Suite 107

Portland, OR 97223

Item 2(a).	Name of Persons Filing:

This Amendment No.2 on Schedule 13G/A (this “Schedule 13G/A”) to the statement on Schedule 13G filed on May 2, 2022 (the “Schedule 13G”) is being filed by IBK Securities Co., Ltd., a corporation organized under the laws of the Republic of Korea (“IBKS”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

11 Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu

Seoul 07330, Republic of Korea

Item 2(c).	Citizenship:

Republic of Korea

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

67079K 100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: See the response to row 9 of the cover page of the Reporting Person.

(b)	Percent of Class: See the response to row 11 of the cover page of the Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See the response to row 5 of the cover page of the Reporting Person.

(ii)	Shared power to vote or to direct the vote

See the response to row 6 of the cover page of the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

See the response to row 7 of the cover page of the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

See the response to row 8 of the cover page of the Reporting Person.

The Reporting Person is, together with BH Investment and Liberty Ltd. (“BHI”), a co-general partner of Next Tech 2 New Technology Investment Fund (“Next Tech 2”). The Reporting Person and BHI, as co-general partners of Next Tech 2, exercise the right to vote or dispose of the shares of Class A Common Stock held by Next Tech 2 by unanimous consent of the co-general partners, and are therefore deemed to be beneficial owners of the shares of Class A Common Stock owned by Next Tech 2.

In addition, the Reporting Person is the sole general partner of IBKS SME Accelerating Private Equity Fund (“IBKS SME”), which is, together with each of YJA SME M&A Private Equity Fund (“YJA SME”) and Whale No.1 SME M&A Private Equity Fund (“Whale No. 1”), the member of NuScale Korea Ltd. (“NuScale Ltd.”), which is the sole controlling person of NuScale Korea Holdings LLC (“NuScale Korea”), with the indirect right to vote or dispose of the shares of Class A Common Stock held by NuScale Korea as a result of its indirect membership interest in NuScale Korea.

Industrial Bank of Korea (“IBK”), as the controlling person of the Reporting Person, and the Republic of Korea Ministry of Economy and Finance (“MOEF”), as the controlling person of IBK, are deemed to be indirect beneficial owners of the shares of Class A Common Stock held by Next Tech 2 and the shares of Class A Common Stock owned by NuScale Korea.

NuScale LLC and Doosan Enerbility Co., Ltd. (“Doosan”) are parties to a Master Services Agreement, dated as of April 29, 2019, in relation to manufacturing consulting services for the NuScale Power Module™. Relatedly, NuScale LLC and Doosan are parties to a Business Collaboration Agreement, dated as of July 31, 2019, as amended by the First Amendment to Business Collaboration Agreement, dated as of November 15, 2019, as further amended by the Second Amendment to Business Collaboration Agreement, dated as of December 19, 2019, and as further amended by the Third Amendment to Business Collaboration Agreement, dated as of July 5, 2021 (collectively, the “BCA”), pursuant to which the scope of Doosan’s preferential rights pursuant to such Master Services Agreement is increased based on investments previously made by Doosan, NuScale Korea, Next Tech 1, Next Tech 2 and Next Tech 3 New Technology Investment Fund (“Next Tech 3”). Due to the current relationship among the Reporting Person, Doosan, NuScale Korea, Next Tech 1, Next Tech 2 and Next Tech 3, with respect to the BCA, the Reporting Person, IBKS SME, YJA SME, Whale No. 1, NuScale Korea, NuScale Ltd., IBK and MOEF disclaim their status as members of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the shares of Class A Common Stock beneficially owned by each entity.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2024

IBK Securities Co., Ltd.

By:	/s/ Chan Geol Moon
Name:	Chan Geol Moon
Title:	Executive Vice President, Head of Business Management Division

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